

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 4, 2017

Robert Pu
Chief Financial Officer
Zhaopin Limited
5/F, Shoukai Plaza
No. 10 Furong Street, Wangjing, Chaoyang District,
Beijing
People's Republic of China

> **Re:** **Zhaopin Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed July 27, 2017**
> **File No. 005-88190**

Dear Mr. Pu:

We have reviewed your amended filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our July 17, 2017 letter.

General

1. We note your response to our prior comment 3. Specifically, we note that in response to our prior comment 3 that you state that the Buyer Group did not receive any reports, opinions or appraisals within the purview of Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A. Tell us how the Buyer Group determined the consideration to be paid to the shareholders of the company.

2. See our comment above. We note your response that "Zhenpin did not provide SEEK Limited or any other members of the Buyer Group with any reports, opinion or appraisals, whether written or oral, from the time when its representatives first made

contact with SEEK Limited through the date of the filing of the Proxy Statement as of the date of [your prior response letter], which would be covered within the purview of Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3." You further state that that "the Buyer Group did not receive any independent reports, opinions or appraisals from Zhenpin relating to the consideration or the fairness of the consideration to be offered to Unaffiliated Security Holders or the fairness of the Merger to the Company or Unaffiliated Security Holders." With respect to any written materials provided that you do not identify as "within the purview of Item 1015," provide such materials supplementally to the staff with an analysis specific to each as to why it is not encompassed by the disclosure requirements of that provision. If, over the course of its two-year plus engagement, Zhenpin never provided any written materials to any filing person on the Schedule 13E-3, please so state. Please note that Item 1015 is not limited to reports or other written materials addressing the fairness of a going private transaction to any particular party; rather, Item 1015 encompasses any report, opinion or appraisal that is "materially related to the Rule 13e-3 transaction," including reports that address structuring, alternatives considered, valuation of specific components of a business and other matters. Finally, with respect to oral reports within the meaning of Item 1015, we note that your disclosure describes multiple meetings with representatives of Zhenpin where various proposals and options were considered; the content of these communications from Zhenpin would typically be within the purview of Item 1015 and should be described in the Proxy Statement. Please revise.

Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Nima Amini
        O'Melveny & Myers LLP

        David Michaels
        Fenwick & West LLP